Exhibit 99.1

NEWS RELEASE
One Park Place, Suite 700 ■ 621 Northwest 53rd Street ■ Boca Raton, Florida 33487 ■ www.geogroup.com
CR-10-10
THE GEO GROUP REPORTS FIRST QUARTER 2010 RESULTS
•	1Q10 Earnings from Continuing Operations of $17.7 Million — $0.34 EPS

•	Increased Full-Year 2010 Pro Forma EPS Guidance to $1.40 to $1.48

•	Issued 2Q10 Pro Forma EPS Guidance of $0.34 to $0.36
Boca Raton, Fla. — May 5, 2010 — The GEO Group (NYSE: GEO) (“GEO”) today reported first quarter 2010 financial results. GEO reported GAAP and Pro Forma income from continuing operations for the first quarter 2010 of $17.7 million, or $0.34 per diluted share, compared to GAAP income from continuing operations of $15.1 million, or $0.29 per diluted share, and Pro Forma income from continuing operations of $15.9 million, or $0.31 per share, for the first quarter of 2009.
George C. Zoley, Chairman and Chief Executive Officer of GEO, said: “We are pleased with our strong first quarter earnings results and our improved outlook for 2010. Our financial performance continues to be driven by sound operational results from our diversified business units. We continue to be optimistic about the long term trends and growth prospects in our industry, which we feel our company is well positioned to pursue.”
Pro forma income from continuing operations excludes start-up/transition expenses, and other items as set forth in the table below, which presents a reconciliation of pro forma income from continuing operations to GAAP income from continuing operations for the first quarter 2010. Please see the section of this press release below entitled “Important Information on GEO’s Non-GAAP Financial Measures” for information on how GEO defines pro forma income from continuing operations.
Table 1. Reconciliation of Pro Forma Income from Continuing Operations to GAAP Income from Continuing Operations

	13 Weeks Ended	13 Weeks Ended
(In thousands except per share data)	4-Apr-10	29-Mar-09
Income from continuing operations	$17,672	$15,071
Start-up/transition expenses, net of tax	—	599
International bid and proposal expenses, net of tax	—	182

Pro forma income from continuing operations	$17,672	$15,852

Diluted earnings per share
Income from Continuing Operations	$0.34	$0.29
Start-up/transition expenses, net of tax	—	0.01
International bid and proposal expenses, net of tax	—	0.01

Diluted pro forma earnings per share	$0.34	$0.31

Weighted average common shares outstanding-diluted	51,640	51,723
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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
Business Segment Results
The following table presents a summary of GEO’s segment results for the first quarter 2010.
Table 2. Business Segment Results

	13 Weeks Ended	13 Weeks Ended
	4-Apr-10	29-Mar-09
Revenues
U.S. Corrections	$192,511	$191,770
International Services	45,880	25,678
GEO Care	34,700	28,603
Construction	14,451	13,010

	$287,542	$259,061

Operating Expenses
U.S. Corrections	$138,723	$141,193
International Services	43,654	23,479
GEO Care	30,502	24,724
Construction	13,503	12,931

	$226,382	$202,327

Depreciation & Amortization Expense
U.S. Corrections	$7,951	$9,084
International Services	435	332
GEO Care	852	400
Construction	—	—

	$9,238	$9,816

Compensated Mandays
U.S. Corrections	3,485,862	3,561,966
International Services	623,178	525,161
GEO Care	159,944	133,579

	4,268,984	4,220,706

Revenue Producing Beds
U.S. Corrections	40,972	41,408
International Services	6,854	5,771
GEO Care	1,870	1,516

	49,696	48,695

Average Occupancy
U.S. Corrections	93.5%	94.5%
International Services	100.0%	100.0%
GEO Care	94.0%	96.8%

	94.4%	95.2%

U.S. Corrections
For the first quarter 2010, U.S. Corrections revenue increased by approximately $0.7 million year-over-year, while compensated mandays declined by approximately 76,000 year-over-year. This revenue increase was primarily driven by the activation of 645 expansion beds with higher revenue per compensated manday at two GEO-owned facilities, the Northwest Detention Center in Tacoma, Washington and the Broward Transition Center in Deerfield Beach, Florida, which offset the discontinuation of three managed-only facilities in Texas totaling 1,597 beds with lower revenue per compensated manday: the Fort Worth Community Correctional Facility, the Jefferson County Downtown Jail, and the Newton County Correctional Center.
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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
International Services
For the first quarter of 2010, International Services revenue increased by approximately $20.2 million year-over-year driven by the activation of the Parklea Correctional Centre in Australia; the opening of the Harmondsworth Immigration Removal Centre in the United Kingdom; and positive foreign exchange rate fluctuations. International Services operating expenses for the first quarter of 2010 were negatively impacted by additional staffing expenses of approximately $1.5 million related to the transition of management of the Parklea Correctional Centre in Australia. These staffing expenses are not expected to recur in the second quarter of 2010.
GEO Care
For the first quarter of 2010, GEO Care revenues increased by approximately $6.1 million year-over-year driven by the activation of the Columbia Regional Care Center in South Carolina. The Columbia Regional Care Center experienced a slightly lower census in the first quarter of 2010 compared to the fourth quarter of 2009. GEO Care is actively marketing the currently unutilized beds at the Columbia Regional Care Center.
Adjusted EBITDA
First quarter 2010 Adjusted EBITDA increased to $44.3 million from $41.4 million in the first quarter of 2009. Please see the section of this press release below entitled “Important Information on GEO’s Non-GAAP Financial Measures” for information on how GEO defines Adjusted EBITDA. The following table presents a reconciliation from Adjusted EBITDA to GAAP Net income for the first quarter 2010.
Table 3. Reconciliation from Adjusted EBITDA to GAAP Net Income

	13 Weeks Ended	13 Weeks Ended
(In thousands)	4-Apr-10	29-Mar-09
Net income	$17,672	$14,705
Interest expense, net	6,585	6,114
Income tax provision	10,807	9,141
Depreciation and amortization	9,238	9,816

EBITDA	$44,302	$39,776

Adjustments, pre-tax
Discontinued operations, loss	—	366
Start-up/transition expenses	—	977
International bid and proposal expenses	—	296

Adjusted EBITDA	$44,302	$41,415

Adjusted Free Cash Flow
Adjusted Free Cash Flow for the first quarter 2010 increased to $35.6 million, or $0.69 per diluted share, compared to $31.3 million, or $0.60 per diluted share, for the first quarter of 2009. Please see the section of this press release below entitled “Important Information on GEO’s Non-GAAP Financial Measures” for information on how GEO defines Adjusted Free Cash Flow. The following table presents a reconciliation from Adjusted Free Cash Flow to GAAP income from continuing operations for the first quarter 2010.
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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
Table 4. Reconciliation of Adjusted Free Cash Flow to GAAP Income from Continuing Operations

	13 Weeks Ended	13 Weeks Ended
(In thousands)	4-Apr-10	29-Mar-09
Income from Continuing Operations	$17,672	$15,071
Depreciation and Amortization	9,238	9,816
Income Tax Provision	10,807	9,141
Income Taxes Paid	(993)	(2,465)
Stock Based Compensation	1,192	1,174
Maintenance Capital Expenditures	(2,959)	(1,971)
Equity in Earnings of Affiliates, Net of Income Tax	(590)	(644)
Amortization of Debt Costs and Other Non-Cash Interest	1,272	1,153

Adjusted Free Cash Flow	$35,639	$31,275

Stock Repurchase Program
On February 22, 2010, GEO’s Board of Directors approved a stock repurchase program of up to $80.0 million of GEO’s common stock effective through March 31, 2011. Through the end of the first quarter 2010, GEO had repurchased approximately 2.77 million shares of its common stock through open-market transactions for approximately $53.9 million. As of April 29, 2010, GEO had approximately 49.2 million shares outstanding.
Merger with Cornell Companies, Inc.
On April 19, 2010, GEO and Cornell Companies, Inc. (NYSE:CRN) announced a merger that is expected to close in the third quarter of 2010, subject to the approval of the issuance of GEO common stock by GEO’s shareholders, approval of the transaction by Cornell’s stockholders and federal regulatory agencies, as well as the fulfillment of other customary conditions. GEO and Cornell have completed their filing with federal regulatory agencies and expect the process to be completed in 30 to 60 days.
Following closing of the merger, the combined company will manage and/or own 97 correctional and detention facilities with a total design capacity of approximately 76,000 beds and 32 behavioral health facilities with a total design capacity of approximately 5,000 beds. The merger is expected to increase GEO’s total annual revenues by approximately $400 million to more than $1.5 billion. The merger is also expected to substantially increase GEO’s EBITDA, net income, and free cash flow on a fully annualized basis. In addition, GEO anticipates annual synergies of $12-15 million. Excluding one-time transaction-related expenses and transitional costs, GEO expects the merger to have a neutral impact on its pro forma 2010 earnings per share and be accretive to pro forma 2011 earnings per share.
2010 Financial Guidance
GEO has increased its earnings guidance for 2010. GEO expects 2010 earnings to be in the pro forma range of $1.40 to $1.48 per share, exclusive of $0.01 per share in after-tax start-up/transition expenses. GEO expects 2010 total revenues to be in the range of $1.10 billion to $1.12 billion, including $23.0 million in construction revenues.
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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
This revised guidance does not include any revenues or one-time transaction expenses and transitional costs related to the previously announced merger with Cornell Companies, Inc.
For the second quarter 2010, GEO expects total revenues to be in the range of $280.0 million to $285.0 million, including $7.0 million in construction revenues. GEO expects second quarter earnings to be in a pro forma range of $0.34 to $0.36 per share, excluding $0.01 per share in after-tax start-up/transition expenses.
GEO’s increased guidance for 2010 reflects GEO’s first quarter 2010 results and the repurchase of 2.77 million shares through the end of the first quarter 2010 under GEO’s share repurchase program. GEO’s guidance for 2010 also reflects the discontinuation of GEO’s managed-only contracts in Florida for the 985-bed Moore Haven Correctional Facility and 1,884-bed Graceville Correctional Facility effective August 1, 2010 and September 25, 2010 respectively, as previously disclosed by GEO.
GEO’s guidance for 2010 does not include any revenue contribution from the potential activation of GEO’s expanded, 1,755-bed North Lake Correctional Facility in Michigan or the company-owned 1,100-bed expansion of the 432-bed Aurora Processing Center in Colorado. GEO’s guidance does include the carrying costs related to the completion of these two company-owned expansion projects. Additionally, GEO’s guidance for 2010 does not include any revenue contribution for the managed-only 2,000-bed Blackwater River Correctional Facility in Florida.
GEO’s guidance is based on a number of assumptions related to GEO’s business including the continued operation of GEO’s current contracts at projected occupancy levels.
Conference Call Information
GEO has scheduled a conference call and simultaneous webcast at 2:00 PM (Eastern Time) today to discuss GEO’s first quarter 2010 financial results as well as its progress and outlook. The call-in number for the U.S. is 1-866-730-5770 and the international call-in number is 1-857-350-1594. The participant pass-code for the conference call is 25125761. In addition, a live audio webcast of the conference call may be accessed on the Conference Calls/Webcasts section of GEO’s investor relations home page at www.geogroup.com. A replay of the audio webcast will be available on the website for one year. A telephonic replay of the conference call will be available until June 5, 2010 at 1-888-286-8010 (U.S.) and 1-617-801-6888 (International). The pass-code for the telephonic replay is 36383277.
About The GEO Group, Inc.
The GEO Group, Inc. (“GEO”) is a world leader in the delivery of correctional, detention, and residential treatment services to federal, state, and local government agencies around the globe. GEO offers a turnkey approach that includes design, construction, financing, and operations. GEO represents government clients in the United States, Australia, South Africa, and the United Kingdom. GEO’s worldwide operations include the management and/or ownership of 62 correctional and residential treatment facilities with a total design capacity of approximately 60,000 beds, including projects under development.
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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
Important Information on GEO’s Non-GAAP Financial Measures
Pro forma income from continuing operations, Adjusted EBITDA, and Adjusted Free Cash Flow are non-GAAP financial measures. Pro forma income from continuing operations is defined as income from continuing operations excluding start-up/transition expenses and other items as set forth in Table 1 above. Adjusted EBITDA is defined as EBITDA excluding start-up/transition expenses and other items as set forth in Table 3 above. Adjusted Free Cash Flow is defined as income from continuing operations after giving effect to the items set forth in Table 4 above. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measurements of these items is included above in Tables 1, 3, and 4, respectively. GEO believes that these financial measures are important operating measures that supplement discussion and analysis of GEO’s financial results derived in accordance with GAAP. These non-GAAP financial measures should be read in conjunction with GEO’s consolidated financial statements and related notes included in GEO’s filings with the Securities and Exchange Commission.
Safe-Harbor Statement
This press release contains forward-looking statements regarding future events and future performance of GEO that involve risks and uncertainties that could materially affect actual results, including statements regarding estimated earnings, revenues and costs and our ability to maintain growth and strengthen contract relationships. Factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release include, but are not limited to: (1) GEO’s ability to meet its financial guidance for 2010 given the various risks to which its business is exposed; (2) GEO’s ability to successfully pursue further growth and continue to enhance shareholder value; (3) GEO’s ability to access the capital markets in the future on satisfactory terms or at all; (4) risks associated with GEO’s ability to control operating costs associated with contract start-ups; (5) GEO’s ability to timely open facilities as planned, profitably manage such facilities and successfully integrate such facilities into GEO’s operations without substantial costs; (6) GEO’s ability to win management contracts for which it has submitted proposals and to retain existing management contracts; (7) GEO’s ability to obtain future financing on acceptable terms; (8) GEO’s ability to sustain company-wide occupancy rates at its facilities; and (9) other factors contained in GEO’s Securities and Exchange Commission filings, including the forms 10-K, 10-Q and 8-K reports.
First quarter 2010 financial tables to follow:

Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
THE GEO GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THIRTEEN WEEKS ENDED
APRIL 4, 2010 AND MARCH 29, 2009
(In thousands, except per share data)
(UNAUDITED)

	Thirteen Weeks Ended
	April 4, 2010	March 29, 2009
Revenues	$287,542	$259,061
Operating expenses	226,382	202,327
Depreciation and amortization	9,238	9,816
General and administrative expenses	17,448	17,236

Operating income	34,474	29,682
Interest income	1,229	1,090
Interest expense	(7,814)	(7,204)

Income before income taxes, equity in earnings of affiliate and discontinued operations	27,889	23,568
Provision for income taxes	10,807	9,141
Equity in earnings of affiliate, net of income tax provision of $786 and $250	590	644

Income from continuing operations	17,672	15,071
Loss from discontinued operations, net of tax benefit of $0 and $228	—	(366)

Net income	$17,672	$14,705

Weighted-average common shares outstanding:
Basic	50,711	50,697

Diluted	51,640	51,723

Earnings (loss) per common share:
Basic:
Income from continuing operations	$0.35	$0.30
Loss from discontinued operations	0.00	(0.01)

Net income per share-basic	$0.35	$0.29

Diluted:
Income from continuing operations	$0.34	$0.29
Loss from discontinued operations	0.00	(0.01)

Net income per share-diluted	$0.34	$0.28

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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations

NEWS RELEASE
THE GEO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
APRIL 4, 2010 AND JANUARY 3, 2010
(In thousands, except share data)

	April 4, 2010	January 3, 2010
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$30,276	$33,856
Restricted cash	13,306	13,313
Accounts receivable, less allowance for doubtful accounts of $425 and $429	179,848	200,756
Deferred income tax asset, net	17,020	17,020
Other current assets	13,116	14,689

Total current assets	253,566	279,634

Restricted Cash	23,300	20,755
Property and Equipment, Net	1,003,917	998,560
Assets Held for Sale	4,348	4,348
Direct Finance Lease Receivable	36,969	37,162
Goodwill	40,147	40,090
Intangible Assets, Net	17,032	17,579
Other Non-Current Assets	47,461	49,690

	$1,426,740	$1,447,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$44,591	$51,856
Accrued payroll and related taxes	32,684	25,209
Accrued expenses	88,225	80,759
Current portion of capital lease obligations, long-term debt and non-recourse debt	19,990	19,624

Total current liabilities	185,490	177,448

Deferred Income Tax Liability	7,060	7,060
Other Non-Current Liabilities	34,056	33,142
Capital Lease Obligations	14,233	14,419
Long-Term Debt	462,391	453,860
Non-Recourse Debt	91,922	96,791
Total Shareholders’ Equity	631,588	665,098

	$1,426,740	$1,447,818

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Contact:	Pablo E. Paez	(866) 301 4436
Director, Corporate Relations